VIA FACSIMILE (202) 942-1988 and EDGAR
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 3561
Washington, D.C. 20549-0305
Attention: Anthony Watson, Staff Accountant

Re:	MarineMax, Inc. (the “Company”)

Form 10-K for the fiscal year ended September 30, 2007
Filed: December 11, 2007

DEF 14A filed January 16, 2008

Form 8-K filed January 17, 2008

From 8-K filed February 8, 2008

Form 10-Q for the quarter ended December 31, 2007
Filed: February 11, 2008

Form 8-K filed March 5, 2008

Form 8-K filed March 12, 2008

File No. 1-14173
Ladies and Gentlemen:
     We are responding to comments on the Company’s above-referenced filings under the Securities Act of 1934, as amended, provided by the staff (the “Staff”) of the Securities and Exchange Commission by letter dated April 4, 2008. The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type.
SEC Comment

Signatures, page 54
1.	We note your Form 10-K makes provision for your chief executive officer, your principal financial officer and your controller or principal accounting officer and a majority of your board to sign in their capacities on your behalf, however the filing has not been signed. Please revise. See Form 10-K and general Instruction D(2)(a).
Company response:
The Form 10-K was manually signed by our Chief Executive Officer, the Principal Accounting and Financial Officer and all members of the Board of Directors. In the Edgarization process the conformed signatures did not convert properly. We will revise accordingly.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Item 9A. Controls and Procedures
Item 11. Executive Compensation

SEC Comment

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41
2.	Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably like to have, a material impact on your revenues or income or result in your liquidity decreasing in any material way. Also, please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Further, discuss in reasonable detail economic or industry-wide factors relevant to your business and material opportunities, challenges, and risks in the short and long term and the actions you are taking to address them. Refer to Item 303 of the Regulation S-K and Section IV.A and footnote 46 to the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Company response:
We propose to add the following paragraph to Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, sub-caption “Overview” to outline the current state of the company and industry.
      Fiscal 2007 was a challenging year for the marine industry, with a reported double digit drop in retail unit sales. The economic softness has made it more difficult for us to maintain the profitability that we desire, however we have capitalized on our strengths to substantially outperform the industry and deliver significant market share gains through an increase in unit sales. We believe the investments we have made to grow market share will yield an increase in future revenue as our customer’s trade into larger products. Our ability to deliver unit sales results, that are far greater than the industry, supports the alignment of our retailing strategies matching the desires of consumers. The cyclical nature of the recreational boating industry has adversely affected our business and results of operations in Fiscal 2007. As general economic trends improve, we expect our financial strength and retailing strategies position us to capitalize on growth opportunities as they occur and will allow us to emerge from this challenging environment with greater earnings potential.
      Current economic conditions in areas in which we operate dealerships, particularly Florida and California, had a negative impact on our operations. General economic conditions, sonsumer spending patterns, federal tax policies, interest rate levels, and the cost and availability of fuel can impact overall boat purchases and as a result may materially impact our revenues and cash flows. The uncertainty associated with these adverse economic and industry factors will continue to impact the variability in our operating results from what we have historically experienced.

SEC Comment
3.	Disclose in a separately captioned section any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition. Your discussion should include all of the information that is required by Item 303(a)(4) of Regulation S-K. If there are none, please state that in your future filings.
Company response:
We do not have any off-balance sheet arrangements. We do not see where a negative affirmation is required by Item 303(a)(4). Please advise if the negative affirmation is a preferred disclosure by the staff or required disclosure.
SEC Comment

Contractual Commitments and Commercial Commitments, page 48
4.	Please disclose scheduled interest payments under your long-term debt agreements in the table or in a footnote to the table. Given that the interest rates under the majority of your long-term debt agreements are variable, you should disclose the basis for your computation of estimated interest payments. Please also include obligations related to other long-term liabilities reflected in your balance sheet or disclose pertinent data for an understanding of the timing and amount of such obligations. In addition, please disclose that lease obligations exclude insurance, taxes, maintenance and other costs and provide a context for readers to understand the impact of such costs on the obligations. Refer to Item 303(a)(5) of Regulation S-K and Section IV.A and footnote 46 to the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Company response:
We propose modifying the Contractual Commitments and Commercial Commitments table as follows:
Contractual Commitments and Commercial Commitments
     The following table sets forth a summary of our material contractual obligations and commercial commitments as of September 30, 2007:

	Short-Term	Other Long-
	Borrowings	Term	Long-Term	Operating
Year Ending September 30,	(1)	Liabilities (2)	Debt (1)	Leases (3)	Total
	(Amounts in thousands)
2008	$326,000	$—	$4,396	$9,425	$339,821
2009	—	2,368	4,474	7,703	14,545
2010	—	—	4,563	7,071	11,634
2011	—	—	3,902	6,577	10,479
2012	—	—	3,705	5,375	9,080
Thereafter	—	—	9,793	16,615	26,408

Total	$326,000	$2,368	$30,833	$52,766	$411,967

(1)	Estimates of future interest payments for Short-Term Borrowings and Long-Term Debt have been excluded in the tabular presentation. See Notes to Consolidated Financial Statements for the fixed and variable interest rates related to each of the borrowings.

(2)	The amounts included in other long-term liabilities primarily consist of our estimated liability for claims on certain workers’ compensation insurance policies. While we estimate the amount to be paid in excess of 12 months, the ultimate timing of the payments is subject to certain variability. Accordingly, we have classified all amounts as due in the following year for the purposes of this table.

(3)	Amounts for operating lease commitments do not include certain operating expenses such as maintenance, insurance, and real estate taxes. These amounts are not a material component of operating expenses.
SEC Comment
Item 9A. Controls and Procedures, page 49
5.	You state that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective to ensure that you record, process, summarize and report information required to be disclosed in quarterly reports filed under the Securities Exchange Act within the time periods specified in the Commission’s rules and forms. Please revise to remove the quarterly qualification regarding quarterly reports as disclosure controls and procedures apply to all reports filed or submitted under the Securities Exchange Act. Also, revise to state, if true, that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective to ensure information required to be disclosed by you in the reports you file or submit under the Securities Exchange Act is accumulated and communicated to management, including your chief executive and financial officers, to allow timely decisions regarding required disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e). Additionally, please confirm to us your officers’ conclusion regarding the effectiveness of your disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e).
Company response:
We will revise the filing accordingly, removing the quarterly qualification. We also confirm that our officers have concluded regarding the effectiveness of our disclosure controls and procedures as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e). We will modify the disclosure to read as follows:

Evaluation of Disclosure Controls and Procedures
We carried out an evaluation as required by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, with the participation of our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of our disclosure controls and procedures as of September 30, 2007. Based on this evaluation, our CEO and CFO have each concluded that our disclosure controls and procedures are effective to ensure that we record, process, summarize, and report information required to be disclosed by us in our reports filed under the Securities Exchange Act within the time periods specified by the Securities and Exchange Commission’s rules and forms.
Changes in Internal Controls
During our fourth quarter ended September 30, 2007, there were no changes in our internal controls over financial reporting that materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.

SEC Comment
6.	Please revise your disclosure regarding changes in internal control over financial reporting to identify any change in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.
Company Response
We will revise the disclosure accordingly. The proposed modification has been also been incorporated into our response to comment #5.
SEC Comment
Item 11. Executive Compensation, page 11
Compensation Discussion and Analysis, page 6
7.	In future filings, clarify whether your President and Chief Executive Officer met with representatives of Sibson Consulting regarding his compensation or the compensation of other named executive officers and identify the members of management with whom Sibson Consulting works.
Company Response
In future filings we will clarify which members of management directly worked with Sibson Consulting.
SEC Comment

Incentive Compensation, page 8
8.	We note that the bonuses for your named executives are based on a percentage of your consolidated monthly pretax profit and upon the achievement of equally weighted goals. You have not provided quantitative disclosure of the pre-determine goals that the compensation committee established for the executive incentive compensation plan. In future filings, please disclose or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. See also Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. If disclosure of the factors could cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.
Company Response
In future filings we will include additional language disclosing the quantitative criteria for achieving the goals unless they would cause competitive harm.

SEC Comment
9.	Please discuss the extent to which the compensation committee can exercise or has exercised discretion either to award compensation absent attainment of the relevant performance goals or to reduce or increase the size of any award or payout. See Item 402(b)(2)(vi) of Regulation S-K.
Company Response
The compensation committee can exercise discretion in the execution of the compensation plan. A discretionary bonus was paid to one of our executive officers and was disclosed on page 10 of our Proxy Statement.
SEC Comment

Employment Agreements , page 19
10.	Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control in future filings. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay certain multiples of the components of compensation under these arrangements and how potential payments and benefits under these arrangements may have influences the compensation committee’s decision regarding other compensation elements.
Company Response
We have determined to pay a multiple of base salary and bonus for designated time periods. In determining the amounts, we considered similar provisions under employment agreements for comparable positions in comparable companies. We believe the circumstances in which such amounts are payable are clear and easily calculated.
SEC Comment
11.	While the Commission has not mandated tabular disclosure of potential post-employment payments, we encourage you to present this information in future filings in a tabular format so that investors may assess clearly the amount of compensation to be received under the various scenarios that would lead to a named executive officer’s termination or change in control of the company. See section VI of the Securities Act Release 33-8732A.
Company Response
We will take this into consideration in preparing future filings.

SEC Comment

Certain Transactions, page 19
12.	In future filings, please describe your policies and procedures for the review, approval, or ratification of the transactions you describe this section. See Item 404(b) of Regulation S-K.
Company Response
In future filings we will disclose the additional information associated with these types of transactions as required by Regulation S-K.
SEC Comment
13.	In future filings, please file the agreements that you describe in this section as exhibits or tell us why you do not believe this is necessary.
Company Response
To the extent material agreements exist, they will be included in future filings.
SEC Comment

Consolidated Balance Sheets, page F-3
14.	It does not appear that your disclosure regarding issued shares of common stock considers outstanding treasury stock for each of the years presented. Please revise or advise.
Company Response
We will revise the disclosure to note that the amount includes shares held in treasury.
SEC Comment

Consolidated Statements of Comprehensive Income, page F-5
15.	Please tell us how to reconcile other comprehensive income for the most recent year presented to the change in accumulated comprehensive income reflected in the statements of stockholders’ equity on page F-6. Otherwise, revise as appropriate.
Company Response
The reclass entry that is separately stated was not removed from the overall change in the fair value of derivative instruments. We will modify the disclosure to present the proper amount of the fair value change to (379) in fiscal 2007.

SEC Comment

Notes to Consolidated Financial Statements, page F-8
16.	Please disclose revenues for each group of similar products and services for each year presented or tell us why you believe disclosure of information about products and services is not required. If providing the information is impracticable, please disclose that fact. Refer to paragraph 37 of SFAS 131.
Company Response
We believe we have complied with the required disclosures of paragraph 37 of SFAS 131. On pages 9-13 we disclose the products and services we sell and in each sub-caption we indicate the respective percentage of revenue that each of the products or services contributes. They are summarized as follows:

New boat sales	68.2%
Used boat sales	18.8%
Marine engines, equipment and accessories	3.2%
Maintenance, repair and storage services	5.0%
F&I products	3.6%

Percentage of Total Revenue	100.0%

SEC Comment
Note 3. Significant Accounting Policies, page F-10
Inventories, page F-11
17.	We note your disclosure on page 11 that you acquire substantially all of your used boats through customer trade-ins. Please disclose how you account for trade-in transactions. In addition, please tell us in detail the basis in GAAP for your accounting of trade-in transactions. Please address whether you recognize used boat inventory at fair value, and if not, why your method is appropriate.
Company Response
We will modify the disclosure to clarify that used boats acquired as trade-in’s are valued, from the initial trade-in to subsequent sale, on a basis of lower of cost or market. We would propose the following revised note on F-11.
Inventories
     Inventory costs consist of the amount paid to acquire the inventory, net of vendor consideration and purchase discounts, and including the cost of equipment added, reconditioning costs, and transportation costs relating to acquiring inventory for sale. We state new boat, motor, and trailer inventories at the lower of cost, determined on a specific-identification basis, or market. We state used boat, motor, and trailer inventories, including trade-in’s, at the lower of cost, determined on a specific-identification basis, or market. We state parts and accessories at the lower of cost, determined on the first-in, first-out basis, or market. Based on the aging of the inventories and our consideration of current market trends, we maintain a lower of cost or market valuation allowance, which was not material to the consolidated financial statements taken as a whole as of September 30, 2006 or 2007.

SEC Comment

Note 2. Acquisitions page F-9
18.	You disclose that recognition of tax deducible goodwill and indefinite-lived intangible assets were based on third-party valuations. Please disclose the name of the third party valuation firms and file written consents for the inclusion of the disclosure regarding the valuations. Alternatively, remove the disclosure regarding third party valuations. If you believe consents are not required, please advise in detail. Refer to Section 436(b) of Regulation C and Section 7(a) of the Securities Act of 1933.
Company Response
We will remove the disclosure regarding third party valuations.
SEC Comment
Note 7. Goodwill and Other Intangible Assets, page F-18
19.	For identifiable intangible assets, please disclose the gross carrying amount and accumulated amortization, in total and by major intangible asset class, for each year presented. Also disclose aggregate amortization expense for each year presented and the estimated aggregate amortization expense for each of the five succeeding fiscal years. In this regard, we assume that all of our intangible assets are not indefinite-lived dealer agreements. Refer to paragraph 45 of SFAS 142. Additionally, tell us the facts and circumstances supporting your conclusion that intangible assets related to dealer agreements have indefinite useful lives. Refer to paragraph 11 of SFAS 142.
Company Response
Other than certain immaterial intangible assets, the account balance generally consists of indefinite-lived dealer agreements , as a result we believe the incremental disclosures are not warranted. The indefinite-lived dealer agreements are acquired through contractual or other legal rights that can not be sold, transferred, licensed, rented, or exchanged, regardless of our intent to do so. We generally expect our dealer agreements to survive for the foreseeable future, and, while the agreements do have specific terms, we anticipate routine renewals of the agreements without substantial cost. Additionally, many of the acquired companies have been dealers of the brands giving rise to the acquired intangible for many years, some in excess of 40 years. This solidifies our belief that our dealer agreements will contribute to cash flows for the foreseeable future and have indefinite lives.

SEC Comment

Exhibits 31.1 and 31.2
20.	Please revise the certifications to conform exactly to the certification set forth in Item 601(b)(31) of Regulation S-K. In particular, please replace the “this annual report” with “this report” in paragraph 4d and insert the parenthetical language “(the registrant’s fourth fiscal quarter in the case of an annual report)” and replace “was materially affected” with “has materially affected” in paragraph 4d.
Company Response
We will modify the certifications as indicated.
SEC Comment

Form 10-Q for Quarter Ended December 31, 2007
21.	To the extent applicable, please also address the comments above in your reports on Form 10-Q.
Company Response
We will incorporate the comments noted above in future filings on Form 10-Q as appropriate.
SEC Comment

Condensed Consolidated Statement of Stockholders’ Equity, page 6
22.	Please tell us if you consider the conversions of restricted stock awards to restricted stock units as modifications as defined in paragraph 51 of SFAS 123(R). If so, tell us how you measured the resulting effects of the modifications. If not, tell us why you do not consider the conversions as modifications.
Company Response:
The conversions of restricted stock awards to restricted stock units were deemed to be modifications as defined by paragraph 51 of SFAS 123(R). The modification did not yield incremental compensation costs as the number of shares remained unchanged and the fair value of the stock was $29.39 and $27.47 when granted on December 2, 2004 and November 2, 2005, respectively and the fair value at the modification date of December 12, 2007 was $15.80. Accordingly, we did not modify the amount of recognized compensation cost with the modification.

SEC Comment

Note 13. Net Loss Per Share, page 14
23.	Please tell us how you determined the number of outstanding options to purchase shares of common stock disclosed in the first and second sentenced under the table that were not included in the computation of diluted loss per share data. It appears that these disclosures are inconsistent and vary from the number of outstanding options. In addition, please disclose other securities, such as restricted stock awards, that were not included in the computation of diluted earnings per share data because to do so would have been anti-dilutive.
Company Response
The amounts represent two different components of the outstanding options. The first amount represents the net dilutive effect of outstanding options utilizing the treasury stock method. These are the number of shares that would have been included in computing diluted shares outstanding if the Company’s earnings were positive. The second represents the actual number of options where the exercise price was in excess of the average market price at December 31, 2007.
Thank you for the comments associated with review of our filings. We have attempted to respond fully with the comments provided to ensure the adequacy and accuracy of our filings. It is our intention to file amendments to the documents, as soon as administratively practical, once we have concluded on the proper resolution of the staff’s comments. If you have any questions please contact myself or Jack Ezzell our Chief Accounting Officer and Controller at 727-531-1700x10107
Sincerely,
Mike McLamb, CFO
MarineMax, Inc.
727-531-1700x10102
Cc: Bill McGill — MarineMax, Inc.
       Bob Kant — Greenberg Traurig
       Mike Poland — E&Y